Exhibit (a)(5)(J)

IN RE ONLINE RESOURCES CORP.	)	CONSOLIDATED
STOCKHOLDER LITIGATION	)	C.A. No. 8280-VCN

MEMORANDUM OF UNDERSTANDING

WHEREAS, the parties to the consolidated action in the Court of Chancery of the State of Delaware (the “Court”) styled In re Online Resources Corp. Stockholder Litigation, C.A. No. 8280-VCN (the “Consolidated Action”) have reached an agreement-in-principle providing for the settlement of the Consolidated Action on the terms and subject to the conditions set forth below;

WHEREAS, on January 30, 2013, Online Resources Corporation (“Online Resources” or the “Company”) executed a Transaction Agreement (the “Transaction Agreement”) with Ocelot Acquisition Corp. (“Purchaser”) and ACI Worldwide, Inc. (“Parent”) pursuant to which Parent would launch a tender offer to purchase shares of Online Resources stock in exchange for the payment in cash of $3.85 per share, and Purchaser would be merged with and into Online Resources following the tender offer and the purchase of the Company Preferred Stock, and subject to the terms and conditions of the Transaction Agreement (the “Proposed Transaction”). A copy of the Transaction Agreement was filed with the United States Securities and Exchange Commission (the “SEC”) on January 31, 2013;

WHEREAS, on February 6, 2013, James J. Scerra (“Scerra”) commenced a putative class action in the Court against Online Resources, Online Resources’ directors, Purchaser and Parent (collectively, “Defendants”), on behalf of himself and all of Online Resources’ public stockholders, styled Scerra v. Cowan, C.A. No. 8280-VCN (the “Scerra Action”), alleging that the individual defendants breached their fiduciary duties in connection with the Proposed Transaction and that Online Resources, Purchaser and Parent aided and abetted such breaches of fiduciary duties, and seeking to enjoin the consummation of the Proposed Transaction;

WHEREAS, on February 8, 2013, Online Resources filed a Schedule 14D-9 (together with any exhibits or amendments thereto, the “Schedule 14D-9”) with the SEC in which the Online Resources Board of Directors stated that its members had unanimously determined that the Proposed Transaction is advisable and in the best interests of Online Resources’ stockholders and recommended, on behalf of Online Resources, that Online Resources’ stockholders tender their shares to Purchaser pursuant to the Proposed Transaction and, if required by Delaware law, vote to adopt the Transaction Agreement;

WHEREAS, on February 8, 2013, Parent filed a Schedule TO (together with any exhibits or amendments thereto, the “Schedule TO”) with the SEC to initiate the tender offer contemplated by the Proposed Transaction;

WHEREAS, on February 13, 2013, Ilya Pichkhadze (“Pichkhadze”) commenced a putative class action in the Court against Defendants, on behalf of himself and all of Online Resources’ public stockholders, styled Pichkhadze v. Cowan, C.A. No. 8311-VCN (the“Pichkhadze Action”), alleging that the individual defendants breached their fiduciary duties to the Company and its stockholders in connection with the Proposed Transaction and that Online Resources, Purchaser and Parent aided and abetted such breaches of fiduciary duties, and seeking to enjoin the consummation of the Proposed Transaction;

WHEREAS, on February 13, 2013, James Saxton (“Saxton”, and together with Scerra and Pichkhadze, “Lead Plaintiffs”) commenced a putative class action in the Court against Defendants, on behalf of himself and ail of Online Resources’ public stockholders, styled Saxton v. Online Resources Corporation, C.A. No. 8312-VCN (the “Saxton Action”), alleging that the individual defendants breached their fiduciary duties to the Company and its stockholders in connection with the Proposed Transaction and that Purchaser and Parent aided and abetted such breaches of fiduciary duties, and seeking to enjoin the consummation of the Proposed Transaction;

WHEREAS, on February 13, 2013, Pichkhadze filed a Motion for Expedited Proceedings and a Motion for Preliminary Injunction in the Pichkhadze Action, seeking to enjoin consummation of the Proposed Transaction;

WHEREAS, on February 14, 2013, Scerra filed an Amended Verified Complaint and a Motion for Expedited Proceedings in the Scerra Action, which repeated the allegations in the initial complaint in the Scerra Action and added allegations that the individual defendants named in the Scerra Action violated their fiduciary duties by filing a Schedule 14D-9 that omitted material information;

WHEREAS, on February 20, 2013, counsel for Plaintiffs (“Plaintiffs’ Counsel”) submitted to the Court a letter enclosing the unopposed [Proposed] Order for Consolidation and Appointment of Lead and Liaison Counsel;

WHEREAS, on February 21, 2013, the Court entered an order (i) consolidating the Scerra Action, the Pichkhadze Action, and the Saxton Action and (ii) appointing Levi & Korsinsky, LLP, Faruqi & Faruqi, LLP, and Brodsky & Smith, LLC (collectively, “Co-Lead Counsel”) as Co-Lead Counsel for Plaintiffs, (iii) appointing Rigrodsky & Long, P.A. and Faruqi & Faruqi, LLP (together, “Co-Liaison Counsel”), as Co-Liaison Counsel for Plaintiffs, and (iv) authorizing Co-Lead Counsel, in consultation with Co-Liaison Counsel, to coordinate the prosecution of all aspects of the Consolidated Action, including the negotiation of a settlement, subject to approval of the plaintiffs in the Consolidated Action and the Court;

WHEREAS, the Plaintiffs have conducted a detailed review and analysis ofthe Schedule 14D-9, Schedule TO, other publicly available documents, and over 27,400 pages of confidential, non-public documents produced by Defendants;

WHEREAS, Plaintiffs deposed Defendant Joseph Cowan and Mr. Lawrence DeAngelo, a designee of SunTrust Robinson Humphrey, on February 22, 2013;

WHEREAS, Plaintiffs have drafted the opening brief in support of their Motion for Preliminary Injunction with the intention of filing same on February25, 2013;

WHEREAS, Plaintiffs’ Motion for Preliminary Injunction has been scheduled for a hearing on February 28, 2013;

WHEREAS, counsel for Defendants (“Defendants’ Counsel”) and Plaintiffs’ Counsel engaged in arms’ length discussions and negotiations regarding a potential resolution of the claims asserted in the Consolidated Action;

WHEREAS, in connection with settlement discussions and negotiations, counsel for the parties hereto (the “Parties”) have not discussed the amount or appropriateness of any potential application by Plaintiffs’ Counsel for attorneys’ fees;

WHEREAS, Plaintiffs have retained and consulted with a financial advisor in connection with the prosecution of their claims and the negotiation with Defendants’ Counsel;

WHEREAS, Defendants acknowledge that they considered the disclosure and other claims raised by Plaintiffs in the Consolidated Action in determining to make the Supplemental Disclosures (defined below) as provided in Paragraph 1 of this Memorandum of Understanding (“MOU”), in exchange for Plaintiffs’ agreement-in-principle to settle the Consolidated Action, and that the claims asserted by Plaintiffs in the Consolidated Action, the efforts of Plaintiffs’ Counsel in prosecuting the Consolidated Action, and the negotiations with Plaintiffs’ Counsel in the Consolidated Action were the sole cause of the dissemination of the Supplemental Disclosures;

WHEREAS, Defendants have denied, and continue to deny all allegations of wrongdoing, fault, liability, or damage to Plaintiffs or the Class; deny that they breached any fiduciary duties or aided and abetted any such breaches, or engaged in any wrongdoing or violation of law; deny that the Schedule 14D-9 or the Schedule TO are in any way misleading or omit material information; deny that they acted improperly in any way; believe that they acted properly at all times; believe the Consolidated Action has no merit; believe that the Schedule 14D-9 accurately discloses all material information in connection with the Proposed Transaction; and maintain that they have committed no disclosure violations or any other breach of duty whatsoever in connection with the Proposed Transaction or any public disclosures, but wish to settle for the reasons set forth herein;

WHEREAS, Plaintiffs believe that their claims had substantial merit when filed, the entry by Plaintiffs into this MOU is not an admission as to the lack of any merit of any claims asserted in the Consolidated Action, and Plaintiffs are entering into the settlement set forth in this MOU only because they believe that the Supplemental Disclosures will provide the Company’s stockholders with substantial benefits in allowing them to cast a more fully informed vote on the Proposed Transaction and make more fully informed decisions as to whether or not to exercise their appraisal rights under Delaware law;

WHEREAS, the Parties recognize the time and expense that would be incurred by further litigation and the uncertainties inherent in such litigation;

WHEREAS, the Parties have reached an agreement-in-principle set forth in this MOU providing for settlement of the Consolidated Action on the terms and conditions set forth below, which would include but not be limited to a release of all claims which were or could have been asserted in the Consolidated Action; and

WHEREAS, Plaintiffs and Plaintiffs’ Counsel believe, subject to the satisfactory completion of confirmatory discovery, that the terms contained in this MOU are fair and adequate to Online Resources, its stockholders, and members of the Class, and the Parties believe that it is reasonable to pursue the settlement of the Consolidated Action based upon the procedures and terms outlined herein and the benefits and protections offered hereby, and the Parties wish to document their agreement in this MOU.

NOW THEREFORE, the Parties have reached the following agreement-in-principle which, when reduced to a settlement agreement (the “Settlement Agreement”) after the satisfactory completion of confirmatory discovery as provided for herein, is intended to be a full and final resolution of the Released Claims (defined below) (the “Settlement”). The Parties and their respective counsel agree to cooperate fully and to use their best efforts to effectuate the Settlement, which through the Settlement Agreement shall provide for and encompass the following and other terms:

1.	Supplemental Disclosures. Online Resources will make additional disclosures identified in the document attached hereto as Exhibit A in an amendment to the Schedule 14D-9 to be filed with the SEC no later than February 26, 2013. Defendants agree, and the Settlement Agreement will reflect, that the pendency of the Consolidated Action and the efforts of Plaintiffs’ Counsel in the Consolidated Action were the sole cause of the dissemination of the additional disclosures identified in Exhibit A (the “Supplemental Disclosures”).

2.	Certification of Class. The Settlement Agreement shall provide for the conditional certification in the Consolidated Action, for settlement purposes only, of a mandatory non-opt-out class pursuant to Court of Chancery Rules 23(a), 23(b)(1), and 23(b)(2) that includes any person or entity who was a record holder or beneficial owner of Online Resources common stock at any time between and including June 28, 2012, and the closing of the Proposed Transaction (regardless of the date of purchase or sale of Online Resources common stock), their respective successors-in-interest, successors, predecessors-in-interest, predecessors, agents, representatives, trustees, executors, administrators, heirs, assigns or transferees, immediate and remote, and any person or entity acting for or on behalf of, or claiming under, any of them, and each of them, but excluding Defendants (the “Class”).

3.

Representations of the Parties and Counsel. Defendants have denied and continue to deny that they have breached any fiduciary duties, aided or abetted in any such alleged breaches, or otherwise engaged in any unlawful or wrongful acts alleged in the Consolidated Action, and maintain that they diligently and scrupulously complied with their fiduciary duties, and Defendants are entering into this MOU solely because the proposed settlement will eliminate the burden of litigation. Plaintiffs and Plaintiffs’ Counsel believe that Defendants have and would continue to assert significant legal and factual defenses to Plaintiffs’ claims made in the Consolidated Action, and as a result, that the terms of this MOU and the terms of the Proposed Transaction are fair, reasonable, adequate, and in the best interest of all members of the Class. Plaintiffs’ Counsel further represent that none of Plaintiffs’ claims or causes of action referred to in this MOU have been assigned, encumbered, or otherwise transferred. Lead Plaintiffs each respectively represent and warrant that he, she, or it has been a stockholder in Online Resources throughout the period referenced in Paragraph 2 and has not assigned, encumbered, or in any manner transferred in whole or in part the claims alleged in the Consolidated Action. Each of the undersigned attorneys affirms that he or she has been duly empowered and authorized to enter into this MOU.

4.	No Reliance. The Parties intend the Settlement to be a final and complete resolution of all disputes asserted or which could have been asserted by Plaintiffs and the Class against the Released Parties (defined below) with respect to the Released Claims. The Parties agree that the terms of this MOU were negotiated at arms’ length and in good faith by the Parties, and reflect a settlement that was reached voluntarily after consultation with legal counsel. Plaintiffs, on behalf of the Class, confirm and agree that, in arriving at their decision to enter into this MOU contemplating the release of the Released Claims, they have not relied upon any representations, warranties, or statements of any nature whatsoever, whether written or oral, made or provided by any Released Party except as expressly identified herein.

5.	Modifications to Proposed Transaction. Plaintiffs acknowledge and agree that Purchaser, Parent, and/or Online Resources may make amendments or modifications to the Proposed Transaction prior to the effective date of the Proposed Transaction to facilitate the consummation of the Proposed Transaction. Plaintiffs agree that they will not challenge or object to any such amendments or modifications so long as they are not inconsistent with the material terms of the Settlement set forth in this MOU or the individual defendants’ fiduciary duties.

6.	Confirmatory Discovery. Plaintiffs’ Counsel reserve the right to conduct such reasonable additional discovery (“Confirmatory Discovery”) as they deem appropriate and necessary and as agreed to by the Parties to confirm the fairness, adequacy, and reasonableness of the terms of this Settlement. The Parties will attempt in good faith and use their best efforts to complete Confirmatory Discovery within 14 days of the closing of the tender offer contemplated by the Proposed Transaction, or such other time as the Parties may agree. The Settlement contemplated herein is contingent on the satisfactory completion of Confirmatory Discovery by Plaintiffs’ Counsel, and Plaintiffs’ Counsel’s continuing belief in good faith that the settlement set forth herein is fair, reasonable, and adequate. If Confirmatory Discovery is not satisfactorily completed, or if Plaintiffs or Plaintiffs’ Counsel cease to believe in good faith that the settlement is fair, reasonable, and adequate, then Plaintiffs’ Counsel shall so notify counsel for Defendants in writing, and the Settlement and this MOU shall be rendered null and void and the parties shall return to their litigation positions as they existed immediately prior to the execution of this MOU.

7.

Stay Pending Court Approval. Pending negotiation, execution, and Final Approval (defined below) of the Settlement Agreement and Settlement by the Court, Plaintiffs agree to stay the proceedings in the Consolidated Action (other than Confirmatory

Discovery) and not to initiate any other proceedings other than those incident to the Settlement itself and, if necessary, request and stipulate that the Court enter an order staying the Consolidated Action. The Parties also agree to use their best efforts to prevent, stay, or seek dismissal of or oppose entry of any interim or final relief in favor of any member of the Class in any other litigation against any of the Parties which challenges the Settlement, the Proposed Transaction, including any transactions contemplated thereby, or otherwise involves, directly or indirectly, a Released Claim (defined below).

8.	Final Approval. As used in this MOU, the term “Final Approval” of the Settlement means that the Court has entered a final order and judgment certifying the Class, approving the Settlement, dismissing the Consolidated Action with prejudice on the merits and with each Party to bear its own costs (except those costs set forth in paragraphs 10 and 11 below) and providing for such release language as set forth in paragraph 9 below, and that such final order and judgment is final and no longer subject to further appeal or review, whether by affirmance on or exhaustion of any possible appeal or review, writ of certiorari, lapse of time, or otherwise; provided, however, and notwithstanding any provision to the contrary in this MOU, Final Approval shall not include (and the Settlement is expressly not conditioned on) the approval of attorneys’ fees and the reimbursement of expenses to Plaintiffs’ Counsel as provided in paragraph 11 below, and any appeal related thereto.

9.	Dismissal With Prejudice, Waiver & General Release. The Settlement Agreement shall expressly provide, among other things:

a) for the full and complete discharge, dismissal with prejudice on the merits, settlement, and release of, and a permanent injunction barring, any and all manner of claims, demands, rights, liabilities, losses, obligations, duties, damages, costs, debts, expenses, interest, penalties, sanctions, fees, attorneys’ fees, actions, potential actions, causes of action, suits, agreements, judgments, decrees, matters, issues and controversies of any kind, nature, or description whatsoever, whether known or unknown, disclosed or undisclosed, accrued or unaccrued, apparent or not apparent, foreseen or unforeseen, matured or not matured, suspected or unsuspected, liquidated or not liquidated, fixed or contingent, including Unknown Claims (defined below), that Plaintiffs or any or all members of the Class ever had, now have, or may have, or otherwise could, can, or might assert, whether direct, derivative, individual, class, representative, legal, equitable, or of any other type, against any of the Released Parties, whether based on state, local, foreign, federal, statutory, regulatory, common, or other law or rule (including but not limited to any claims under federal securities laws or state disclosure law or any claims that could be asserted derivatively on behalf of Online Resources), which, now or hereafter, are based upon, arise out of, relate in any way to, or involve, directly or indirectly, the actions, transactions, occurrences, statements, representations, misrepresentations, omissions, allegations, facts, practices, events, claims, or any other matters, things, or causes whatsoever, or any series thereof, that were, could have been, or in the future can or might be alleged, asserted, set forth, claimed, embraced, involved, or referred to in, or related to, directly or indirectly, the Consolidated Action or the subject matter of the Consolidated Action in any court, tribunal, forum, or proceeding, including, without limitation, any and all claims which are based upon, arise out of, relate in any way to, or involve, directly or indirectly, (i) the Proposed Transaction, (ii) any deliberations or negotiations in connection with the Proposed Transaction, including the process of deliberation or negotiation by each of Purchaser, Parent, and/or Online Resources and any of their respective officers, directors, or advisors, (iii) the consideration received by Class members in connection with the Proposed Transaction, (iv) the Schedule 14D-9, the Schedule TO, or any other disclosures, SEC filings, public filings, periodic reports, press releases, proxy statements, or other statements. issued, made available, or filed relating, directly or indirectly, to the Proposed Transaction, including without limitation claims under any and all federal securities laws (including those within the exclusive jurisdiction of the federal courts), (v) investments in (including, but not limited to, purchases, sales, exercises of rights with respect to, and decisions to hold) securities issued by any of Purchaser, Parent, or Online Resources or their respective affiliates which related directly or indirectly to the Proposed Transaction, (vi) the fiduciary obligations of the Released Parties in connection with the Proposed Transaction, (vii) the fees, expenses, or costs incurred in prosecuting, defending, or settling the Consolidated Action except as otherwise set forth herein, (viii) any of the allegations in any complaint or amendment(s) thereto filed in the Consolidated Action; or (ix) any deliberations, negotiations, representations, omissions, or other conduct leading to the execution of this MOU or the Settlement Agreement (collectively, the “Released Claims”); provided, however, that the Released Claims shall not include (y) the right to enforce this MOU or the Settlement or (z) claims for statutory appraisal in connection with the Proposed Transaction by Online Resources stockholders who properly perfect such appraisal claims and do not otherwise waive their appraisal rights;

b) that “Released Parties” means, whether or not each or all of the following persons or entities were named, served with process, or appeared in the Consolidated Action, (i) Online Resources, Parent, Purchaser, Joseph Cowan, John Dorman, Edward Horowitz, Bruce Jaffe, Donald Layden, Jr., Michael Leitner, Ervin Shames, William Washecka, Barry Wessler, and Tennenbaum Capital Partners, LLC, (ii) any person or entity which is, was, or will be related to or affiliated with any or all of them or in which any or all of them has, had, or will have a controlling interest, and (iii) the respective past, present, or future family members, spouses, heirs, trusts, trustees, executors, estates, administrators, beneficiaries, distributees, foundations, agents, employees, fiduciaries, partners, partnerships, joint ventures, member firms, limited liability companies, corporations, parents, subsidiaries, divisions, affiliates, associated entities, stockholders, principals, officers, directors, managing directors, members, managers, predecessors, predecessors-in-interest, successors, successors-in-interest, assigns, advisors, consultants, bankers, entities providing any fairness opinion, underwriters, brokers, dealers, lenders, attorneys, representatives, accountants, insurers, co-insurers, reinsurers, and associates, of each and all of the foregoing;

c) that “Unknown Claims” means any claim that Lead Plaintiffs or any member of the Class do not know or suspect exists in his, her, or its favor at the time of the release of the Released Claims as against the Released Parties, including without limitation those which, if known, might have affected the decision to enter into the Settlement. With respect to any of the Released Claims, the Parties stipulate and agree that upon Final Approval of the Settlement, Lead Plaintiffs shall expressly and each member of the Class shall be deemed to have, and by operation of the final order and judgment by the Court shall have, expressly waived, relinquished, and released any and all provisions, rights, and benefits conferred by or under Cal. Civ. Code § 1542 or any law of the United States or any state of the United States or territory of the United States, or principle of common law, which is similar, comparable, or equivalent to Cal. Civ. Code § 1542, which provides:

“A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.”

Plaintiffs acknowledge, and the members of the Class by operation of law shall be deemed to have acknowledged, that they may discover facts in addition to or different from those now known or believed to be true with respect to the Released Claims, but that it is the intention of Lead Plaintiffs, and by operation of law the members of the Class, to completely, fully, finally, and forever extinguish any and all Released Claims, known or unknown, suspected or unsuspected, which now exist, or heretofore existed, or may hereafter exist, and without regard to the subsequent discovery of additional or different facts. Lead Plaintiffs acknowledge, and the members of the Class by operation of law shall be deemed to have acknowledged, that the inclusion of “Unknown Claims” in the definition of “Released Claims” was separately bargained for and was a material element of the Settlement and was relied upon by each and all of Defendants in entering into the Settlement Agreement;

d) that Defendants release all claims or sanctions, known or unknown, accrued or unaccrued, against Plaintiffs, members of the Class, and their counsel arising out of or relating in any way to the institution, prosecution, or resolution of the Consolidated Action (the “Release of Plaintiffs”); provided, however, that the Release of Plaintiffs shall not include the right to enforce the confidentiality stipulation agreed upon by the Parties, this MOU, or the Settlement Agreement;

e) that all Defendants have vigorously denied, and continue to vigorously deny, any breaches of fiduciary duty, aiding and abetting of such breaches, or any other wrongdoing or liability with respect to all claims asserted in the Consolidated Action, including that they have committed any violations of law, that they have acted improperly in any way, that they have any liability or owe any damages of any kind to Lead Plaintiffs and the Class, and that any additional disclosures (including the additional disclosures made in the Supplemental Disclosures) are required under any applicable rule, regulation, statute, or law, but are entering into the Settlement Agreement and will execute the Settlement Agreement solely because they consider it desirable that the Consolidated Action be settled and dismissed with prejudice in order to (i) eliminate the burden, inconvenience, expense, risk, and distraction of further litigation, (ii) finally put to rest and terminate all the claims which were or could have been asserted against Defendants in the Consolidated Action, and (iii) thereby permit the Proposed Transaction to proceed without risk of injunctive or other relief;

f) that Plaintiffs believe that their claims had substantial merit when filed, that the entry by Plaintiffs into this MOU is not an admission as to the lack of any merit of any claims asserted in the Consolidated Action, and that Plaintiffs entered into the Settlement only because they believe that the Supplemental Disclosures will provide the Company’s stockholders with substantial benefits in allowing them to cast a more fully informed vote on the Proposed Transaction and make more fully informed decisions as to whether or not to exercise their appraisal rights under Delaware law;

g) that all Defendants shall have the right to withdraw from the Settlement in the event that (i) any court enjoins or otherwise precludes the Proposed Transaction, or (ii) any claim related to the subject matter of the Consolidated Action, the Proposed Transaction, or the Released Claims is commenced or prosecuted against any of the Released Parties in any court prior to Final Approval of the Settlement, and (following a motion by any Defendant) any such claim is not dismissed with prejudice or stayed in contemplation of dismissal with prejudice following Final Approval. In the event that any such claim is commenced or prosecuted against any of the Released Parties, the Parties shall cooperate and use best efforts to secure the dismissal with prejudice (or a stay in contemplation of dismissal with prejudice, following Final Approval of the Settlement) thereof;

h) for entry of a final and binding judgment dismissing the Consolidated Action with prejudice (whether voluntary or involuntary) and, except as set forth in paragraphs 10 and 11 herein, without costs to any Party;

i) that the Settlement and the payment of any attorneys’ fees awarded by the Court pursuant to the Settlement is expressly conditioned upon the Proposed Transaction becoming effective under Delaware law; and

j) that in the event the Settlement does not become final for any reason, Defendants reserve the right to oppose certification of any plaintiff class in future proceedings.

10.	Notice. Online Resources or its successor(s) in interest shall be responsible for providing notice of the Settlement by mail to the record holder members of the Class in a manner and form as ordered by the Court and Online Resources or its successor(s) in interest shall pay all reasonable costs and expenses incurred in providing notice of the Settlement.

11.	Plaintiffs’ Counsel Fees. Plaintiffs and Plaintiffs’ Counsel intend to petition the Court for an award of fees and expenses in connection with the Consolidated Action (the “Fee Application”). Defendants reserve all rights with respect to the Fee Application. If the Parties are unable to reach agreement regarding a reasonable award of fees and reimbursement of reasonable expenses, the Parties intend to, and do, reserve all arguments in connection with the Fee Application. The Fee Application shall be the sole application for an award of fees or expenses filed by Plaintiffs and/or Plaintiffs’ Counsel or any attorney representing any member of the Class in connection with any litigation concerning the Proposed Transaction. Final resolution by the Court of the Fee Application shall not be a precondition to the dismissal of the Consolidated Action in accordance with the Settlement Agreement, and the Settlement Agreement shall provide that the Fee Application may be considered separately from the proposed Settlement. The failure of the Court to approve the Fee Application in whole or in part shall have no effect on the Settlement. The Parties acknowledge and agree that Online Resources or its successor(s) in interest shall pay, or cause to be paid on behalf of the Online Resources directors and the Company, any fees and expenses awarded by the Court to Plaintiffs’ Counsel within 10 days of the entry of an order awarding such fees and expenses. Notwithstanding any other provision of this MOU, no fees or expenses shall be due or payable to Plaintiffs’ Counsel pursuant to the Settlement in the absence of consummation of the Proposed Transaction and Final Approval of a final order and judgment entered by the Court which contains a release of the Released Claims. Any such payment shall be made subject to Plaintiffs’ Counsel’s joint and several obligations to make refunds or repayment to Online Resources (or any successor entity) if any specified condition to the Settlement is not satisfied or, as a result of any appeal and/or further proceedings on remand, or successful collateral attack, any dismissal order is reversed or the fee or costs award is reduced or reversed.

12.	Approval. The Settlement Agreement is subject to the approval of the Court, including the Fee Application referred to in the foregoing paragraph; provided, however, that the Court’s approval of the Settlement is not contingent on its approval of the Fee Application. The Parties will attempt in good faith and use their best efforts to negotiate and mutually agree promptly upon the content and form of all documentation as may be required to obtain Final Approval of the Settlement and dismissal of the Consolidated Action.

13.	Binding Effect. Subject to the terms and conditions set forth herein, including those relating to Confirmatory Discovery, the Parties agree to use their best efforts to achieve: (a) the drafting and execution of a definitive Settlement Agreement by the Parties; (b) Final Approval of the Settlement by the Court; and (c) dismissal with prejudice of the Consolidated Action as to all members of the Class (including Lead Plaintiffs). This MOU shall be rendered null and void and of no force and effect in the event that Final Approval of the Settlement fails to occur, the dismissal of the Consolidated Action fails to occur, Plaintiffs’ Counsel do not satisfactorily complete Confirmatory Discovery or, as a result of Confirmatory Discovery, cease in good faith to believe that the Settlement is fair, reasonable and adequate, or the Proposed Transaction is not consummated for any reason. Additionally, all Defendants may, but are not obligated to, declare this MOU null and void in the event that any Released Claims are prosecuted against any of the Released Parties and (subject to a motion by such defendant Released Party(ies)) such claims are not dismissed with prejudice or stayed in contemplation of dismissal of the Consolidated Action. In any event of nullification of this MOU, the Parties shall be deemed to be in the position they were in prior to the execution of this MOU and the statements made herein and in connection with the negotiation of the MOU or the Settlement shall not be deemed to prejudice in any way the positions of the Parties with respect to the Consolidated Action, or to constitute an admission of fact of wrongdoing by any Party, and neither the existence of this MOU nor its contents nor any statements made in connection with the negotiation of this MOU or any settlement communications shall be admissible in evidence or shall be referred to for any purpose in the Consolidated Action, or in any other litigation or judicial proceeding, except in connection with any proceeding to enforce the terms of this MOU or in connection with an application by Plaintiffs’ Counsel for an award of attorneys’ fees and expenses.

14.	Return of Documents. Plaintiffs’ Counsel agree that within ten (10) days of receipt of a written request by any producing party following Final Approval of the Settlement, they will return to the producing party all discovery material obtained from the producing party, including all documents produced by and/or deposition testimony given by, any of Defendants (including, without limitation, their employees, affiliates, agents, representatives, attorneys, and third party advisors) and any materials containing or reflecting discovery material (herein “Discovery Material”), or certify in writing that such Discovery Material has been destroyed; provided, however, that Plaintiffs’ Counsel shall be entitled to retain all filings, court papers, and attorney work product containing or reflecting Discovery Material, subject to the requirement that Plaintiffs’ Counsel shall not disclose any Discovery Material contained or referenced in such materials to any person except pursuant to court order or agreement with Defendants. The Parties agree to submit to the Court any dispute concerning the return or destruction of Discovery Material.

15.	No Admission. The fact of and provisions contained in this MOU, and all negotiations, discussions, actions, and proceedings in connection with this MOU shall not be deemed or constitute a presumption, concession, or an admission by any Party, any signatory hereto, or any Released Party of any fault, liability, or wrongdoing or lack of any fault, liability, or wrongdoing, as to any facts or claims alleged or asserted in the Consolidated Action or any other actions or proceedings, and shall not be interpreted, construed, deemed, involved, invoked, offered, or received in evidence or otherwise used by any person in the Consolidated Action or any other action or proceeding, whether civil, criminal, or administrative, except in connection with any proceeding to enforce the terms of this MOU or in connection with an application by Plaintiffs’ Counsel for an award of attorneys’ fees and expenses. The fact of and provisions contained in this MOU, and all negotiations, discussions, actions, and proceedings leading up to the execution of this MOU, are confidential and intended for settlement discussions only. If the Settlement does not receive Final Approval, the Parties shall revert to their respective litigation positions as if this MOU never existed.

16.	Choice of Law and Forum Selection. This MOU, and the Settlement Agreement and Settlement contemplated by it, and any dispute arising out of or relating in any way to this MOU, the Settlement Agreement, or the Settlement, whether in contract, tort, or otherwise, shall be governed by and construed in accordance with the laws of the state of Delaware, without regard to conflict of laws principles. Each of the Parties (a) irrevocably submits to the personal jurisdiction of any state or federal court sitting in Wilmington, Delaware, as well as to the jurisdiction of all courts to which an appeal may be taken from such courts, in any suit, action, or proceeding arising out of or relating to this MOU, the Settlement, and/or the Settlement Agreement, (b) agrees that all claims in respect of such suit, action, or proceeding shall be brought, heard, and determined exclusively in the Court of Chancery (provided that, in the event that subject matter jurisdiction is unavailable in that court, then all such claims shall be brought, heard, and determined exclusively in any other state or federal court sitting in Wilmington, Delaware), (c) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from such court, (d) agrees not to bring any action or proceeding arising out of or relating to this MOU, the Settlement, and/or the Settlement Agreement in any other court, and (e) expressly waives, and agrees not to plead or to make any claim that any such action or proceeding is subject (in whole or in part) to a jury trial. Each of the Parties waives any defense of inconvenient forum to the maintenance of any action or proceeding brought in accordance with this paragraph. Each of the Parties further agrees to waive any bond, surety, or other security that might be required of any other party with respect to any action or proceeding, including an appeal thereof. Each of the Parties further consents and agrees that process in any suit, action, or proceeding may be served on such Party by certified mail, return receipt requested, addressed to such Party or such Party’s registered agent in the state of its incorporation or organization, or in any other manner provided by law, and in the case of Plaintiffs by giving such written notice to Rigrodsky & Long, P.A., Attention Seth D. Rigrodsky, 2 Righter Parkway, Suite 120, Wilmington, Delaware 19803 and Faruqi & Faruqi, LLP, Attention Peter B. Andrews, 20 Montchanin Rd., Suite 145, Wilmington, Delaware 19807.

17.	Execution by Counterparts. The Parties may execute this MOU in multiple counterparts, each of which constitutes an original, and all of which, collectively, constitute only one agreement. The signatures of all of the Parties need not appear on the same counterpart, and delivery of an executed counterpart signature page by facsimile or electronic mail is as effective as executing and delivering this MOU in the presence of all other Parties.

18.	Severability. Should any part of this MOU be rendered or declared invalid by a court of competent jurisdiction, such invalidation of such part or portion of this MOU should not invalidate the remaining portions thereof, and they shall remain in full force and effect.

19.	Miscellaneous. This MOU constitutes the entire agreement among the Parties with respect to the subject matter hereof, supersedes all written or oral communications, agreements, or understandings that may have existed prior to the execution of this MOU, and may be waived, modified, or amended only by a writing signed by the signatories hereto. This MOU shall be binding upon and inure to the benefit of the Parties and their respective agents, executors, heirs, successors, and assigns; provided, that no Party shall assign or delegate its rights or responsibilities under this MOU without the prior written consent of the other Parties. The Released Parties who are not signatories hereto shall be third party beneficiaries under this MOU entitled to enforce this MOU in accordance with its terms.

[Signatures Appear On The Following Pages]

/s/ Brian D. Long
Of Counsel:	Seth D. Rigrodsky (#3147)
Brian D. Long (#4347)
Donald J. Enright	Gina M. Serra (#5387)
LEVI & KORSINSKY, LLP	RIGRODSKY & LONG, P.A.
1101 30th Street, N.W., Suite 115	2 Righter Parkway, Suite 120
Washington, DC 20007	Wilmington, DE 19803
(202) 524-4290	(302) 295-5310

Co-Lead Counsel for Plaintiffs	Co-Liaison Counsel for Plaintiffs

/s/ Peter B. Andrews
Of Counsel:	Peter B. Andrews (#4623)
Craig J. Springer (#5529)
Juan E. Monteverde	FARUQI & FARUQI, LLP
FARUQI & FARUQI, LLP	20 Montchanin Road, Suite 145
369 Lexington Ave., Tenth Floor	Wilmington, DE 19807
New York, NY 10017	(302) 482-3182
(212) 983-9330

Co-Liaison Counsel for Plaintiffs

Co-Lead Counsel for Plaintiffs

Guri Ademi
ADEMI & O’REILLY, LLP
3620 East Layton Avenue
Cudahy, WI 53110
(414) 482-8000

/s/ Blake A. Bennett
Of Counsel:	Blake A. Bennett (#5133)
COOCH AND TAYLOR
Evan J. Smith	100 West Street, 10th Floor
Marc L. Ackerman	Wilmington, DE 19801
BRODSKY & SMITH, LLC	(302) 984-3800
Two Bala Plaza, Suite 602
Bala Cynwyd, PA 19004	Attorneys for Plaintiff James Saxton
(610) 667-6200

Co-Lead Counsel for Plaintiffs

Willie Briscoe
THE BRISCOE LAW FIRM, PLLC
8117 Preston Road, Suite 300
Dallas, TX 75225
(214) 706-9314

Patrick Powers
POWERS TAYLOR LLP
8150 N. Central Expressway
Suite 1575
Dallas, TX 75206
(214) 239-4565
/s/ Kevin G. Abrams
Of Counsel:	Kevin G. Abrams (#2375)
ABRAMS & BAYLISS LLP
MORRIS MANNING & MARTIN, LLP	20 Montchanin Road, Suite 200
1600 Atlanta Financial Center	Wilmington, DE 19807
3343 Peachtree Road, NE	(302) 778-1000
Atlanta, GA 30326
(404) 233-7000	Attorneys for Defendants Online Resources Corporation, Joseph Cowan, John Dorman, Edward Horowitz, Bruce Jaffe, Donald Layden, Jr., Michael Leitner, Ervin Shames, William Washecka, and Barry Wessler

/s/ Gregory C. Scaglione
Gregory C. Scaglione
KOLEY JESSEN P.C., L.L.O.
One Pacific Place
1125 South 103rd Street, Suite 800
Omaha, NE 68124
(402) 390-9500

Attorneys for Defendants ACI Worldwide, Inc. and Ocelot Acquisition Corp.

Dated: February 25, 2013